UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **February 28, 2006**

ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163 (Commission File Number)	**71-0581897** (IRS Employer Identification No.)
1 Information Way, P.O. Box 8180, Little Rock, Arkansas (Address of Principal Executive Offices)	**72203-8180** (Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 (b) and (d) Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On March 3, 2006, the Acxiom Corporation ("Acxiom") Board of Directors appointed Michael J. Durham to fill a vacancy on the board created by the resignation, effective February 28, 2006, of director Harry C. Gambill. Mr. Durham has also been appointed to serve on the Audit Committee of the Acxiom board. Mr. Durham is currently president and CEO of Cognizant Associates, Inc., a consulting firm based in Dallas, TX, which he founded in 2000. During the twenty years prior to forming Cognizant Associates, Mr. Durham served as president and CEO of Sabre, Inc.; as Sr. Vice President and Treasurer of AMR; and as Senior Vice President of Finance and CFO of American Airlines. He also held various other positions within the finance area at AMR. Mr. Durham currently serves as the non-executive Chairman of the Board of the Asbury Automotive Group, Inc., a NYSE-listed company in the automotive retailing industry, and as chairman of the audit committee and board member of AGL Resources, Inc. ("AGL"), a NYSE-listed company in the natural gas industry. He is also a member of the board of Bombardier, Inc. ("Bombardier"), a large Canadian manufacturing company.

There are no arrangements or understandings between Mr. Durham and any other persons pursuant to which he was selected as a director. AGL and Bombardier are customers of Acxiom pursuant to contracts which pre-date Mr. Durham's service as an outside director on each of their boards. The annual revenues currently received by Acxiom from AGL and Bombardier are substantially less than five percent of Acxiom's gross annual revenues. The Acxiom board has been apprised of these contractual relationships and has determined that Mr. Durham meets the independence requirements of the applicable Nasdaq corporate governance rules.

Mr. Gambill, president and CEO of one of Acxiom's largest customers, TransUnion LLC, had served on the Acxiom board since 1992 pursuant to a contractual right granted by Acxiom to TransUnion. In support of Acxiom's on-going efforts to create a more independent board, TransUnion agreed to suspend its right to representation on the Acxiom board, and Mr. Gambill tendered his resignation as a director. There were no disagreements between Mr. Gambill and Acxiom on any matter relating to Acxiom's operations, policies or practices.

Item 8.01 Other Events.

At its quarterly board meeting held on February 9, 2006, the independent directors of Acxiom voted to establish the position of Lead Independent Director/Vice Chairman of the Board and elected William T. Dillard II to serve in the new position for a term of one year.

Item 9.01   **Financial Statements and Exhibits**

(c)   **Exhibits**

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated March 6, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 6, 2006


ACXIOM CORPORATION


By:___/s/ Jerry C. Jones_____
Name: Jerry C. Jones
Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated March 6, 2006.

For more information, contact:

Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321

Dale Ingram
Public Relations Leader
Acxiom Corporation
(501) 342-4346
EACXM

Former Airline Executive Michael J. Durham
Joins Acxiom Board of Directors

Little Rock, AR, March 6, 2006 – Michael J. Durham, former director, president and chief executive officer of Sabre, Inc., has been named to the Acxiom® Corporation (Nasdaq: ACXM) Board of Directors, Acxiom Company Leader Charles D. Morgan announced today.

Prior to Durham's executive leadership of Sabre, a NYSE-listed company providing information technology services to the travel industry, he spent 16 years with American Airlines, where he served as senior vice president of finance and chief financial officer.

"Mr. Durham brings to Acxiom many years of executive-level public company experience across operational, technological and financial disciplines," Morgan said. "Mr. Durham's industry contacts and cross-functional skills will complement the Acxiom board's experience, and we look forward to working with him."

Today, Durham also serves as the non-executive Chairman of the Board of the Asbury Automotive Group, Inc., a NYSE-listed company in the automotive retailing industry, chairman of the audit committee and board member of AGL Resources, Inc., a NYSE-listed company in the natural gas industry, and is a member of the board of Bombardier, Inc., a large Canadian manufacturing company.

Durham received a Master of Business Administration degree from the Cornell University Graduate School of Management and a Bachelor of Arts degree in economics from the University of Rochester. A native of White Plains, New York, Durham and his family now reside in University Park, Texas.

Durham fills a board vacancy created by the resignation effective February 28, 2006, of Harry C. Gambill. Gambill, president and chief executive officer of TransUnion LLC had served on the Acxiom board since 1992.

"Mr. Gambill has contributed greatly to the success of Acxiom over the past 15 years," Morgan said. "He has helped us make many very good decisions that benefited our shareholders, clients and associates, and we are very appreciative of his long-term and continuing support of our business."

Acxiom continues to have nine board members; six of the members are now independent based on Nasdaq criteria. In addition, the independent directors have created a position of Lead Independent Director and Vice Chairman of the Board, and have elected William T. Dillard II to serve in the new position for a term of one year to provide a leadership role in executive sessions and other matters as appropriate.

About Acxiom Corporation
Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China. For more information, visit www.acxiom.com.

Acxiom is registered trademark of Acxiom Corporation.